

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

July 30, 2009

Mr. Alan S. Gever
Executive Vice President
Smart Balance, Inc.
115 West Century Road, Suite 260
Paramus, New Jersey 07652

> **Re: Smart Balance, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Definitive Proxy Statement**
> **Filed April 9, 2009**
> **Response Letter Dated July 17, 2009**
> **File No. 1-33595**

Dear Mr. Gever:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief